Valcent Products Inc.
(A Development Stage Company)
Interim Consolidated Financial Statements
For the Six Months Ended September 30, 2009 and 2008

Unaudited and Prepared by Management

(Expressed in Canadian Dollars)

Index	Page

Interim Consolidated Financial Statements

Interim Consolidated Balance Sheets	1

Interim Consolidated Statements of Operations and Deficit	2

Interim Consolidated Statements of Cash Flows	3

Notes to the Interim Consolidated Financial Statements	4 – 15

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4 3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of the interim consolidated financial statements by an entity’s auditor.

“F. George Orr”

F. George Orr
Chief Financial Officer and Director

Valcent Products Inc.
(A Development Stage Company)
Interim Consolidated Balance Sheets
Unaudited and Prepared by Management
(Expressed in Canadian Dollars)

	Sep. 30, 2009	March 31, 2009
ASSETS
Current
Cash and cash equivalents	$ 136,624	$ 224,769
Accounts receivable (Note 5)	860,929	920,235
Prepaid expenses	80,905	102,670
Inventories (Note 6)	30,822	34,072
	1,109,280	1,281,746
Property and Equipment (Note 3)	1,069,169	1,070,216
Product License (Note 4)	1	1

	$ 2,178,450	$ 2,351,963

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

Current
Accounts payable and accrued liabilities	$ 674,882	$ 541,802
Promissory notes payable (Note 7)	1,378,268	2,643,514
Due to related parties (Note 8)	539,436	186,645
Convertible notes	-	11,228

	2,592,586	3,383,189
Shareholders' Deficiency
Share capital (Note 10)	41,113,440	21,957,516
Contributed surplus (Note 10)	5,819,693	5,462,219
Commitment to issue shares	-	16,955,228
Subscriptions received (Note 11)	229,598	-
Conversion component of convertible notes	-	4,310
Accumulated deficit from prior operations	(3,237,370)	(3,237,370)
Accumulated deficit during the development stage	(44,339,497)	(42,173,129)

	(414,136)	(1,031,226)

	$ 2,178,450	$ 2,351,963

Going-concern (Note 1), Commitments (Notes 4, 5, 7, 9, and 11), and Subsequent events (Note 12)

On behalf of the Board

         (signed) “F. George Orr”
   Director
See notes to the Interim Consolidated Financial Statements

Valcent Products Inc.
(A Development Stage Company)
Interim Consolidated Statements of Operations and Deficit
Unaudited and Prepared by Management
(Expressed in Canadian Dollars)

	Three Months Ended September 30,		Six Months Ended September 30,
	2009	2008	2009	2008

Expenses
Product development (Note 8)	$ 523,397	$ 2,005,539	$ 1,218,687	$ 3,654,467
Interest and accretion (Note 8)	106,814	1,256,178	315,420	1,440,291
Investor relations (Note 10)	56,727	91,806	89,769	590,721
Advertising and media development (Note 10)	57,694	104,935	79,630	370,953
Professional fees (Note 8)	199,895	147,211	370,157	272,131
Office and miscellaneous (Note 8)	96,646	123,820	148,212	238,723
Travel	83,705	75,492	115,774	164,353
Amortization	34,202	43,091	78,911	82,828
Rent (Note 8)	30,158	39,327	60,749	72,351
Filing and transfer agent fees	9,371	7,930	44,793	11,864
Non cash financing expense	-	181,258	-	181,258
Interest on long term debt	-	1,090	-	4,805
Loss from Operations	1,198,609	4,077,677	2,522,102	7,084,745

Other Expense
Foreign exchange loss (gain)	(28,073)	(2,202)	(355,734)	(93,189)

Net Loss and Comprehensive Loss for Period	(1,170,536)	(4,075,475)	(2,166,368)	(6,991,556)
Deficit During Development Stage Beginning of Period,	(43,168,961)	(27,233,720)	(42,173,129)	(24,317,639)

Deficit During Development Stage, End of Period	$ (44,339,497)	$ (31,309,19)	$ (44,339,497)	$ (31,309,195)

Loss Per Share – Basic and Diluted	$ (0.03)	$ (1.50)	$ (0.07)	$ (2.63)

Weighted Average Number of Common Shares Outstanding	46,552,598	2,725,335	33,054,819	2,658,191

See notes to the Interim Consolidated Financial Statements

Valcent Products Inc.
(A Development Stage Company)
Interim Consolidated Statements of Cash Flows
 Unaudited and Prepared by Management
(Expressed in Canadian Dollars)

	Three Months Ended September 30,		Six Months Ended September 30,
	2009	2008	2009	2008
Cash Provided By (Used In)
Operating Activities
Net loss for the period	$ (1,170,536)	$ (4,179,948)	$ (2,166,368)	$ (7,096,029)
Items not involving cash:
Advertising and media development	17,655	-	17,655	-
Interest and accretion	106,814	1,256,178	315,420	1,440,291
Product development	-	703,821	-	1,122,998
Investor relations	1,269	21,201	35,311	462,416
Amortization	34,202	43,091	78,911	82,828
Non cash financing expense	-	181,258	-	181,258
Foreign exchange loss (gain)	(53,939)	90,987	(381,399)	-
Changes in non-cash working capital items	291,788	(376,659)	217,401	(583,825)
	(772,747)	(2,260,071)	(1,883,069)	(4,390,063)
Investing Activity
Property and equipment	(5,843)	(162,692)	(77,864)	(306,188)
	(5,843)	(162,692)	(77,864)	(306,188)
Financing Activities
Advances from related parties	420,886	(308,601)	352,791	107,893
Proceeds from issuance of common shares	1,736,250	349,609	1,736,250	2,169,955
Change in Convertible Notes	(11,027)	2,250,818	(11,027)	2,250,818
Proceeds from commitment to issue shares	(1,937,733)	-	-	-
Repayments of long-term debt	-	(59,902)	-	(66,391)
Repayments of promissory notes	69,696	-	(434,824)	-
Proceeds from share subscriptions	229,598	200,439	229,598	212,564
	507,670	2,432,363	1,872,788	4,674,839
Increase (Decrease) in Cash During Period	(270,920)	9,600	(88,145)	(21,412)
Cash and Cash Equivalents, Beginning of Period	407,544	132,425	224,769	163,437
Cash and Cash Equivalents, End of Period	$ 136,624	$ 142,025	$ 136,624	$ 142,025

See notes to the Interim Consolidated Financial Statements

Valcent Products Inc.
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements
Unaudited and Prepared by Management
 (Expressed in Canadian Dollars)

1.   Nature of Business and Ability to Continue as a Going-Concern

Valcent Products Inc. (the “Company”) was incorporated under the Alberta Business Corporations Act on January 19, 1996.  The Company is in the development stage and is engaged principally in the research and development of consumer and industrial products and processes for global markets.

These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) applicable to a going-concern, which assumes the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company incurred a net loss of $2,166,368 for the six months ended September 30, 2009 and as at September 30, 2009 the Company had total accumulated deficits of $47,576,867 and a working capital deficiency of $1,483,306. The Company’s ability to continue as a going-concern is dependent upon the economic development of its products, the attainment of profitable operations and the Company’s ability to obtain further financing.

The Company is currently seeking additional funding to finance its operations and obligations. Management is considering all possible financing alternatives, including equity financing, debt financing, joint-venture, corporate collaboration and licensing arrangements.  However, there can be no assurance that the Company will be successful in its financing attempts.

These consolidated financial statements do not include any adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going-concern.

On June 22, 2009, the shareholders of the Company approved a special resolution to reorganize the capital structure of the Company by a share consolidation of its common shares on the basis of eighteen old shares for one new share (18:1) which became effective July 16, 2009.

All references to common shares, stock options and warrants and their related pricing in these financial statements give effect to the share consolidation, unless otherwise noted.

2.   Significant Accounting Policies

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian GAAP, using the same accounting policies and methods as per the year ended March 31, 2009 with the following addition.  They do not include all the disclosures required for annual financial statements under Canadian GAAP, and should be read in conjunction with the March 31, 2009 consolidated financial statements of the Company, as amended.

The results of operations for the six months ended September 30, 2009 are not necessarily indicative of those to be expected for the entire year ending March 31, 2010.

Recently adopted accounting pronouncement

Goodwill and intangible assets

The CICA issued new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Other Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008 and

Valcent Products Inc.
(A Development Stage Company)
Interim Consolidated Statements of Cash Flows
 Unaudited and Prepared by Management
(Expressed in Canadian Dollars)
2.	Significant Accounting Policies (Continued)

Recently adopted accounting pronouncement

accordingly, the Company adopted the new standard on April 1, 2009. The adoption of this standard has not had any significant impact on these consolidated financial statements.

Future accounting and reporting changes

i) Business combinations, consolidated financial statements and non-controlling interest

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-controlling Interests”. These sections replace the former CICA Handbook Section 1581, “Business Combinations” and Section 1600, “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA Handbook Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date.

It provides the Canadian equivalent to International Financial Reporting Standard (“IFRS”) 3, “Business Combinations” (January 2008).  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.

CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27, “Consolidated and Separate Financial Statements” (January 2008).
CICA Handbook Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

ii)	International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of April 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011. The Company has begun an internal diagnostic review to understand, identify and assess the overall effort required to produce financial information under IFRS, however, at this time, the financial reporting impact of the transition to IFRS cannot be reasonably estimated.

Valcent Products Inc.
(A Development Stage Company)
Interim Consolidated Statements of Cash Flows
 Unaudited and Prepared by Management
(Expressed in Canadian Dollars)
 3.     Property and Equipment

	September 30, 2009
	Cost	Accumulated Amortization	Net Book Value

Land	$ 275,240	$ -	$ 275,240
Building	686,750	429,812	256,938
Equipment	457,669	193,029	264,640
Computer equipment	151,998	111,234	40,764
Furniture and fixtures	90,290	56,549	33,741
Automobiles	60,242	16,000	44,242
Leasehold improvements	199,534	45,930	153,604
	$ 1,921,723	$ 852,554	$ 1,069,169

	March 31, 2009
	Cost	Accumulated Amortization	Net Book Value

Land	$ 275,240	$ -	$ 275,240
Building	686,750	417,930	268,820
Equipment	394,056	162,642	231,414
Computer equipment	144,154	97,528	46,626
Furniture and fixtures	89,429	48,361	41,068
Automobiles	54,696	10,254	44,442
Leasehold improvements	199,534	36,928	162,606
	$ 1,843,859	$ 773,643	$ 1,070,216

4.   Product License

On July 29, 2005, the Company completed a licensing agreement (“Agreement”) for the exclusive worldwide marketing rights to the Nova Skincare System, the Dust Wolf, the Tomorrow Garden Kit and a right of first offer on future products developed by Pagic LP (“Pagic”), formerly MK Enterprises LLC, a private company with a former director in common.

In conjunction with the Agreement, the Company agreed to issue Pagic and its assignees 1,111,112 common shares at a deemed cost of US$1,000,000, based on the historical cost of the license, of which 645,110 common shares were issued during the year ended March 31, 2006 and the remaining 466,002 common shares were issued during the year ended March 31, 2007. Of the 1,111,112 common shares issued, 523,789 common shares were issued to parties that became related parties to the Company. During the year ended March 31, 2008, due to uncertainty in determining future cash flows related to products under license, the Company wrote-down the value of the product license by $1,306,074 to $1.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements
Unaudited and Prepared by Management
 (Expressed in Canadian Dollars)

4.   Product License (Continued)

The Agreement requires the Company to pay Pagic and its assignees, royalties of US$10 per Nova Skincare System unit sold, US$2 per Duster unit sold and 4.5% of Tomorrow Garden Kit net sales.  In addition, the Company is required to pay a royalty of 3% of net sales related to ancillary product sales from these products.  In order to keep the products under license, the Company must pay a minimum royalty for each of the Nova Skincare System, Dust Wolf and Tomorrow Garden Kit products and their related ancillary products of US$37,500 beginning April 1, 2007 and US$50,000 per year thereafter. To keep the overall master license in good standing, the total of royalties and all other fees paid to Pagic shall be at least US$400,000 per year beginning April 1, 2007. During the year ended March 31, 2009, $318,250 (2008 - $565,135) was paid or accrued to Pagic under the terms of the license.

During the year ended March 31, 2009, the Company discontinued development of its Nova Skincare System and Dust Wolf products and allowed the product license rights to revert to Pagic and its assignees.  The Company retains a 3% overriding royalty on gross sales generated by Pagic or its assignees from any future product sales in exchange for system developments to date. The outstanding royalty and other accrued amounts owing to Pagic in the amount of US$156,519 were settled via a letter of agreement dated March 29, 2009 for a commitment to issue 391,298 common shares (issued), with such shares subject to quarterly pooling releases beginning January 1, 2010.

Effective April 1, 2009, the Company terminated the Agreement and executed a new purchase agreement (the “Purchase Agreement”) to acquire all ownership rights and intellectual property relating to its VertiCrop vertical plant growing technology and Tomorrow Garden Kit technology (the “Technologies”) from Glen Kertz, a former director, Pagic and West Peak Ventures of Canada Ltd. (“West Peak”), a significant shareholder.

Pursuant to the Purchase Agreement, the Company agreed to pay a total of US$2,000,000 plus issue 3% of its common stock on conclusion of the purchase agreement.  The US$2,000,000 is payable on a cumulative basis as to US$65,000 on signing (paid) plus the greater of 3% of the gross monthly product sales less returns from exploitation of the technologies or US$12,000 per month until US$2,000,000 has been paid.  The ownership of the Technologies will remain in escrow until fully paid or if the Company defaults in making payments.  The issuance of the 3% of its common stock is payable upon release of the Technologies from escrow to the Company.  The Company may at any time elect to pay out the remaining balance due.  Should the Company default under this agreement  the Technologies will revert back to Glen Kertz and Pagic.

During the six months ended September 30, 2009, the Company paid US$189,295 to Pagic under the Purchase Agreement which has been recorded as product development costs.

5.   Vertigro Algae Technologies, LLC (“VAT”)

On May 5, 2008, the Company and Global Green Solutions Inc. (“Global Green”) concurrently incorporated VAT and entered into an operating agreement (“Operating Agreement”) which replaced a prior commercial joint venture between the Company and Global Green (the “Vertigro JV”).   Pursuant to the Operating Agreement, Global Green and the Company each hold a 50% interest in VAT and have committed to fund project development costs according to ownership allocation. Further, the Company will retain assets of Vertigro JV, including buildings, laboratory, and equipment.  Global Green will receive 70% of the net cash flow generated by the VAT until it has received US$3,000,000 in excess of its 50% ownership interest in such cash flow, and the Company will receive the remaining 30% net cash flow and thereafter the cash flow will be split based on the ownership interest.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements
Unaudited and Prepared by Management
 (Expressed in Canadian Dollars)

5.   Vertigro Algae Technologies, LLC (“VAT”) (Continued)

Also on May 5, 2008, VAT executed a Technology License Agreement (“Technology License”) together with Pagic and West Peak.  The Technology License licenses certain algae biomass technology and intellectual property to VAT for purposes of commercialization and exploitation for all industrial, commercial and retail applications worldwide (“Algae Biomass Technology”).  As consideration for the Technology License, the Company and Global Green agreed to issue 16,666 common shares and 300,000 common shares, respectively, to Pagic (issued) and also pay a one-time commercialization fee of US$50,000 upon the Algae Biomass Technology achieving commercial viability.  The Technology License is subject to royalty of 4.5% of gross customer sales receipts for use of the Algae Biomass Technology and aggregate annual royalty minimum amounts of US$50,000 in 2009, US$100,000 in 2010 and US$250,000 in 2011 and each year thereafter in which the Technology License is effective.  VAT is currently assessing its continued involvement in the Technology License.

Accounts receivable of $860,929 as at September 30, 2009 includes a receivable due from Global Green in the amount of $720,756.  The balance is primarily made up of value added taxes recoverable.

6.   Inventories

      As at September 30, 2009, inventories in the aggregate of $30,822 consisted of product relating to the Company’s Tomorrow Garden project and are valued at lower of cost and net realizable value.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements
Unaudited and Prepared by Management
 (Expressed in Canadian Dollars)

7.      Promissory Notes Payable

During July, 2008, the Company closed a financing of zero coupon, 12% interest, senior secured convertible promissory notes in the amount of US$2,428,160 with an aggregate purchase price of US$2,168,000 with four investors, one of which was the Company’s Chief Financial Officer.  The debt is convertible into common shares at the lesser of US$9.18 per share (unless the conversion price has been adjusted pursuant to further contract covenants) and 70% of the average of the five lowest closing bid prices for the ten preceding trading days.  Also in conjunction with this financing the Company issued a total of 433,361 warrants to purchase that number of common shares at an adjusted price of US$0.40 until July 20, 2013.
Effective March 27, 2009, the Company settled this note by:

•
Issuing new promissory notes whose underlying agreements create a secured interest with aggregate face value of US$1,323,000 that accrue interest at 12% and are repayable by the Company anytime until maturity on December 31, 2009.;

•
Settlement of the non-cash portions of the convertible note including US$524,884 in prepayment penalty, US$260,160 in original issuer discounts and US$371,771 in interest which includes the interest payable on the new note through December 31, 2009 for an aggregate settlement amount of US$1,156,815 which was settled through the issuance of  2,892,036 common shares that are restricted from trading and pooled until January 1, 2010;

•	Repayment of US$400,000 to subscribers (cash paid May 11, 2009); and

•	Conversion of US$250,000 face value of the original note into 312,500 common shares of the Company (Issued May 9, 2009).

The terms of the new US$1,323,000 promissory note include the following:

•	If the promissory note is not settled prior to the maturity date on December 31, 2009, the features of the new note revert to those of the convertible note it replaced; and

•
If prior to March 31, 2010, the Company issues common shares at a price less than the valuation of the shares issued to each note holder, the Company will issue to each note holder additional common shares based on the lower valuation.

The US$1,323,000 notes payable, inclusive of 12% simple interest had a carrying value of $1,378,268 as at September 30, 2009.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements
Unaudited and Prepared by Management
 (Expressed in Canadian Dollars)

8.       Related Party Transactions

Amounts due to related parties are non-interest bearing and have no specific terms of repayment, except for cash advances to the Company which may bear interest. Due to related parties includes the following amounts at September 30 in respect to certain of the above transactions:
	Sep. 30, 2009	Sep. 30, 2008
(a) Pagic	$ -	$ 153,480
(b) CFO	22,000	15,014
(c) Consulting services and unsecured loan advances	7,434	57,364
(d) Consulting services and unsecured loan advances	448,715	1,357,545
(e) Operational management consulting	61,287	61,638
(f) Unsecured loan advances	-	-
	$ 539,436	$ 1,645,041

Related party transactions are in the ordinary course of business and are measured at the exchange amount at the time the agreement is entered into or services are provided.  Related party transactions not disclosed elsewhere in these financial statements are as follows:
	For the six months ended	For the six months ended
	Sep. 30, 2009	Sep. 30, 2008
(a) Pagic, a company related by a past common officer and director for:
(i) Net payments for Verticrop technology purchase agreement in 2009; product development expenses including royalties during 2008	$189,295	$129,410
(ii) Exchange of amounts settled at March 31, 2009 for issuance 391,298 common shares for US$156,519	shares issued	-
(iii) Issued 16,667 common shares to Pagic under Technology License Agreement for $190,746	-	shares issued
(b) The Company’s Chief Financial Officer (“CFO”) and director for:
(i) Charges for professional fees	$18,000	$9,000
(ii) Net short-term advances, at 8-10% interest per annum	$4,000	$2,138
(iii) Exchange of amounts settled at March 31, 2009 for issuance 1,085,690 common shares for US$336,585	shares issued	-
(iv) Repayment of loan advances	$19,105	-
(c) Charges from private companies with CFO and director in common for:
(i) Office rent	$15,000	$15,000
(ii) Consulting fees	$57,000	$75,000
(iii) Repayments of advances and charges	$107,355	$10,000
(iv) Exchange of amounts settled at March 31, 2009 for issuance of 114,826 common shares for US$45,930	shares issued	-
(d) West Peak and its principal shareholder, a beneficial owner of more than 5% of the Company’s common shares:
(i) Unsecured net loan advances, 8% interest per annum	$294,661	$314,250
(ii) Consulting fees	$182,054	-
(iii) Exchange of amounts settled at March 31, 2009 for issuance of 4,722,204 common shares for US$1,491,754	shares issued	-
(e) Two directors for:
(i) Operational management consulting and investor relations services and a related company	$54,864	$80,250
(ii) Exchange of amounts settled at March 31, 2009 for issuance of 46,875 common shares for US$18,750	shares issued	-
(iii) Payments inclusive of expenses	$54,083	-
(f) A director for:
(i) Loans received with 8% interest	-	$105,242

Valcent Products Inc.
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements
Unaudited and Prepared by Management
 (Expressed in Canadian Dollars)
9.      Commitments

Commitments not disclosed elsewhere in these financial statements are as follows:

The Company leases office and development space in Launceston, Cornwall, UK under a ten-year lease ending on November 15, 2017 at a quarterly cost of $22,662 (GB£12,550).  Remaining commitments as at September 30, 2009 are as follows:

2010	$ 45,324
2011	90,649
2012	90,649
2013	90,649
2014	90,649
Thereafter	328,601
$ 736,521

The Company has agreed to issue 200,000 shares during the fiscal year ended March 31, 2010 in connection with a public relations services agreement, subject to cancellation. The Company issued 50,000 shares under this agreement during the six months ended September 30, 2009, and a further 50,000 shares have been issued subsequent to September 30, 2009.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements
Unaudited and Prepared by Management
 (Expressed in Canadian Dollars)

10. Share Capital

(a)	Authorized:

Unlimited number of common shares without par value
Unlimited number of preferred shares without par value – none issued

(b)	Issued and outstanding:

The common share issuances consisted of the following transactions:

	Number of Shares	Amount	Contributed Surplus

Balance, as at March 31, 2009	3,008,977	$21,957,516	$5,462,219
Reclassification from equity portion on conversion of convertible notes	-	2,976,431	-
Shares issued for debt settlements (i)	29,516,955	13,662,915	-
Conversion of convertible notes (ii)	312,500	315,882	-
Private placement (iii) and (iv)	16,761,701	2,147,730	357,474
Shares issued for services (v)	75,000	56,966	-
Balance, as at September 30, 2009	49,675,133	$41,113,440	$5,819,693

During the six months ended September 30, 2009, the Company:

(i)
In conjunction with certain restructuring initiatives effective March 27, 2009, the Company entered into a series of debt settlement agreements whereby it agreed to issue restricted common shares in settlement of convertible debentures, debenture related interest, original issuer discounts, prepayment penalties, future interest, certain accounts payable and related party amounts owing, certain advances, unpaid finders’ fees and demand and term promissory notes.  An aggregate of US$10,806,780 representing these balances was settled in exchange for 29,516,955 common shares issued on May 11, 2009.  Included in these shares are 24,232,816 common shares which are subject to pooling restrictions with quarterly equal releases beginning on January 1, 2010, a further 2,634,135 common shares were subject to pooling restrictions until January 1, 2010.

(ii)	Issued 312,500 common shares pursuant to conversions of July 2008 convertible notes for US$250,000 face value of the original note.

(iii)
Issued 16,303,562 common shares pursuant to the conversion of US$2,000,000 in subscription advances and interest of US$37,945 and also issued 5,434,521 warrants to purchase 5,434,521 common shares at an exercise price of US$0.45 per share expiring July 17, 2010.

(iv)
Issued 458,139 common shares pursuant to the conversion of US$179,478 in convertible notes and interest of US$3,777 and also issued 458,139 warrants to purchase 458,139 common shares at an exercise price of US$0.60 per share until July 17, 2011.

(v)	Issued 75,000 common shares valued at $52,966 pursuant to obligations under a public relations agreement and an internet based services agreement.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements
Unaudited and Prepared by Management
 (Expressed in Canadian Dollars)

10.Share Capital (Continued)

(c)	Stock options

The Company has a stock option plan (“Plan”) that allows for stock options to be issued to employees, directors, officers and consultants on both a qualified and non-qualified basis. The aggregate number of common shares as to which options and bonuses may be granted from time to time under the Plan shall not exceed 20% of the Company’s issued and outstanding number of common shares and the number of common shares as to which options and bonuses may be granted under the US incentive portion of the Plan shall not exceed 17% of the Company’s issued and outstanding common shares. The Company’s Plan provides that the terms of the options and the option prices shall be fixed by the board of directors or committee and subject to the requirements of the exchange on which the Company’s common shares are traded or any other governing regulatory body, at the time of exercise. Options granted shall expire after a period of five years or terminate three months after the recipient ceases to be an employee of the Company.

Effective March 31, 2009, the Company cancelled all outstanding stock options in conjunction with restructuring initiatives. As at March 31, 2009 and September 30, 2009, no stock options were outstanding.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements
Unaudited and Prepared by Management
 (Expressed in Canadian Dollars)

10.         Share Capital (Continued)

(d)	Warrants

Each of the Company’s share purchase warrants is exercisable into one common share. The following summarizes warrants activity for the six months ended September 30, 2009:

	Number of Warrants	Weighted Average US Price
Warrants outstanding and exercisable, March 31, 2009	1,149,516	$ 12.38
Issued	5,892,660	$ 0.46
Expired	(228,379)	$ 12.94
Warrants outstanding and exercisable, Sep. 30, 2009	6,813,797	$ 1.39

As at September 30, 2009, the following share purchase warrants were outstanding:

Expiry Date	US Exercise Price	2009 Number of Warrants

October 9, 2009	$13.50	33,796
December 1, 2009	$ 9.00	111,111
December 1, 2009	$18.00	111,111
December 18, 2009	$13.50	130,492
February 19, 2010	$13.50	6,944
March 21, 2010	$15.30	3,968
May 1, 2010	$13.50	83,241
June 6, 2010	$13.50	5,418
July 17, 2010	$ 0.45	5,434,521
July 22, 2010	$13.50	1,695
July 17, 2011	$ 0.60	458,139
July 20, 2013	$ 0.40	433,361*

Total		6,813,797

*During July, 2009, the Company issued units of securities causing the contracted decrease in exercise prices of these warrants to US$0.40 from 228,907 warrants at $9.90 and 144,454 warrants at $12.60. A total of  144,454 of these warrants may be redeemable by the Company under certain limited conditions, which include the market price of Company’s common shares exceeding US$27.00 per share, at a nominal cost.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements
Unaudited and Prepared by Management
 (Expressed in Canadian Dollars)

11. Subscriptions Received

During September, 2009, the Company received subscriptions to a 10% promissory note in the aggregate of US$210,000. These promissory notes were settled on subsequent to September 30, 2009 through the issuance of 528,492 units at US$0.40 per unit.    Each unit consisted of one restricted common share and one share purchase warrant to purchase an additional restricted common share at an exercise price of US$0.60 per share until October 22, 2011.

During November, 2009, the Company received subscriptions of US$220,000 for private placement units comprised of 550,000 common shares and 550,000 warrants to purchase 550,000 common shares at an exercise price of US$0.60 per share for a two year term from the date of closing.

12. Subsequent Events

Subsequent events not disclosed elsewhere in these financial statements are as follows:

On October 26, 2009 through November 19, 2009, the Company issued an aggregate of 825,000 common shares and 825,000 warrants to purchase 825,000 common shares at an exercise price of US$0.60 per share until October 26, 2011 for US$330,000.  The Company issued 35,000 finders warrants on like terms to those warrants issued in connection with 500,000 shares and 500,000 warrants issued.

On November 19, 2009, the Company issued an aggregate of 50,000 common shares pursuant to obligations under a public relations agreement (Note 9).